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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant's name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta, Canada T3C 0X8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                        Form 40-F ☒

[Indicate by check mark whether the registrant by furnishing the information in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ☐                        NO ☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A]

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)
Date August 9, 2006	By:	"(Signed)" J.C. STEFAN SPICER (Signature)*
*Print the name and title under the signature of the signing officer	J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

CENTRAL FUND OF CANADA LIMITED

Exhibits to Form 6-K 3rd Quarter Report at July 31, 2006

Exhibit A:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, CEO.

Exhibit B:	Form 52-109F2 — Certification of Disclosure in Issuers' Annual and Interim Filings, CFO.

EXHIBIT A

Form 52-109F2 — Certification of Interim Filings

I, J.C. Stefan Spicer, President and Chief Executive Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited, (the issuer) for the interim period ending July 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2006

"J.C. Stefan Spicer"
J.C. Stefan Spicer
Chief Executive Officer
Central Fund of Canada Limited

EXHIBIT B

Form 52-109F2 — Certification of Interim Filings

I, Cathy A. Spackman, Chief Financial Officer of Central Fund of Canada Limited, certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Central Fund of Canada Limited, (the issuer) for the interim period ending July 31, 2006;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2006

"Cathy A. Spackman"
Cathy A. Spackman
Chief Financial Officer
Central Fund of Canada Limited

3rd Quarter

INTERIM REPORT TO SHAREHOLDERS

for the nine months ended July 31, 2006

The Role of Central Fund

        To serve investors as "The Sound Monetary Fund".
        To hold gold and silver bullion on a secure basis for the
        convenience of investors in the shares of Central Fund.

Investment Policies & Restrictions	Articles of incorporation require that at least 75% of Central Fund's non-cash assets be invested in gold and silver bullion investments. This cannot be changed without shareholder approval.

The stated investment policy of the Board of Directors requires Central Fund to maintain a minimum of 90% of its net assets in gold and silver bullion of which at least 85% must be in physical form. On July 31, 2006, 98.6% of Central Fund's net assets were invested in gold and silver bullion. Of this bullion, 99.2% was in physical form and 0.8% was in certificate form.
Central Fund's physical gold and silver bullion holdings may not be loaned, subjected to options or otherwise encumbered in any way.
Safeguards	Central Fund's bullion is stored on a fully segregated basis in the underground vaults of the Canadian Imperial Bank of Commerce, one of the largest banks in North America in terms of total assets.
The Bank may only release physical bullion holdings upon receipt of an authorizing resolution of Central Fund's Board of Directors.
Insurance is carried on the physical gold and silver bullion holdings, against destruction, disappearance or wrongful abstraction.

Bullion holdings and bank vault security are inspected twice annually by directors and/or officers of Central Fund. On every occasion, inspections are required to be performed in the presence of both Central Fund's external auditors and bank personnel.

Central Fund is subject to the extensive regulations and reporting requirements of the United States Securities and Exchange Commission, two stock exchanges and various Canadian provincial securities regulatory authorities.
Conveniences
Central Fund's Class A shares are listed on the American Stock Exchange (CEF) and on the Toronto Stock Exchange (CEF.A in Canadian dollars and CEF.U in U.S. dollars). Making a gold and silver bullion investment through Central Fund is as easy as calling one's stockbroker or investment dealer.

The stock exchange listings provide a readily quoted, liquid market for the Class A shares of Central Fund. The bid/ask spread is considerably less than the buying and selling prices of outright bullion purchases, especially for small transactions.

All expenses of handling, storage and insurance of bullion are paid by Central Fund. Unlike most other forms of bullion investment, there are no ownership costs paid directly by the investor. As well, there are no bullion assay charges to the shareholder upon the sale, redemption or liquidation of the Class A shares of Central Fund.

3rd QUARTER REPORT

        Central Fund is currently 98.6% invested in gold and silver bullion. At July 31, 2006 Central Fund's gold holdings were 631,544 fine oz. of physical bullion and 5,522 fine oz. of gold bullion certificates. Silver holdings were 31,601,942 oz. of physical bullion and 245,572 oz. of silver bullion certificates. Insurance is carried on the physical bullion which is held in allocated safekeeping by a Canadian chartered bank in segregated vault storage. Central Fund continues to fulfill its mandate as "The Sound Monetary Fund".

On behalf of the Board of Directors:
J.C. Stefan Spicer, President

MANAGEMENT'S DISCUSSION AND ANALYSIS (MD&A)

        The following discussion is based on the financial statements of Central Fund of Canada Limited ("Central Fund" or the "Company") which are prepared in accordance with accounting principles generally accepted in Canada. These principles are substantially the same as United States' generally accepted accounting principles.

        This analysis should be read in conjunction with Central Fund's financial statements prepared in accordance with Canadian GAAP included in its 2005 Annual Report and the accompanying MD&A.

        Throughout this discussion, all amounts are in currency of the United States.

        Certain statements in this report may constitute forward-looking information within the meaning of securities laws. Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts. In particular, statements regarding our objectives and strategies are forward-looking statements. These statements are based on certain factors and assumptions which we believe are reasonable as of the current date. While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect. Forward-looking information is also subject to certain factors, including risks and uncertainties (described in "Risk Factors" of the Company's 2005 annual MD&A) that could cause results to differ materially from what we currently expect. Therefore future events and results may vary significantly from what we currently foresee.

OUTSTANDING SHARES

        There were 97,504,532 Class A retractable shares and 40,000 Common shares issued and outstanding at July 31, 2006.

        On April 27, 2006, the Company, through a public offering issued 3,208,212 Class A shares for proceeds of $26,948,981 net of underwriting fees of $1,122,874. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $26,448,981.

        The Company used the net proceeds from this public offering to purchase 17,475 fine ounces of gold at a cost of $10,462,625 and 873,800 ounces of silver at a cost of $11,215,730, both in physical bar form. The balance of $4,770,626, was retained by the Company in interest-bearing cash deposits for working capital purposes.

Administrator, Administrative and Consulting Fees

        Central Fund has no employees. It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants which provide administrative and consulting services to the Company. For such services, the Company pays an administrative and consulting fee, payable monthly (See note 5 to financial statements).

Results of Operations — Change in Net Assets

        Net assets increased by $237,395,127 during the nine months ending July 31, 2006 as a result of the April 27, 2006 public offering and increases in gold and silver prices. Net assets decreased by $43,233,046 during the three months due to lower gold and silver prices.

        The following table summarizes the quarterly financial information:

	Quarter ended (US$)
	July 31, 2006	Apr. 30, 2006	Jan. 31, 2006	Oct. 31, 2005
Unrealized appreciation (depreciation) of investments (in millions)	$(42.9)	$256.3	$127.2	$45.1
Net income (loss) (in millions)	$(43.2)	$254.2	$126.2	$44.3
Net income (loss) per share	$(0.45)	$1.35	$1.34	$0.47

	July 31, 2005	Apr. 30, 2005	Jan. 31, 2005	Oct. 31, 2004
Unrealized appreciation (depreciation) of investments (in millions)	$1.0	$16.4	$(16.7)	$37.3
Net income (loss) (in millions)	$0.3	$15.6	$(17.5)	$36.7
Net income (loss) per share	$0.00	$0.17	$(0.19)	$0.53

Financial Results — Net Income

        Central Fund's income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes if applicable and Class A share dividends. Because holding gold and silver bullion does not generate income, Central Fund's realized income is a miniscule percentage of its net assets. However, CICA Accounting Guideline 18, Investment Companies requires Central Fund to record unrealized appreciation (depreciation) of investments in income.

        The net income (inclusive of unrealized depreciation of investments) for the nine months ended July 31, 2006 was $210,998,031 compared to a net loss (inclusive of unrealized depreciation of investments) of $1,612,077 for the same period in 2005. The net loss (inclusive of unrealized appreciation of investments) for the three months was $43,233,046 compared to net income of $274,173 for the same period in 2005. Certain expenses, such as administration fees that are scaled, and taxes, have varied in proportion to net asset levels, or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued. Not only did safekeeping fees and bullion insurance costs increase to reflect the dollar prices of gold and silver bullion being held, but the custodian increased its rates significantly in its schedule of fees. Administration fees remitted to The Central Group Alberta Limited for the nine months increased to $1,461,830 from $1,154,645, such increase being at the rate of one-fifth of one percent per annum on the increased assets under administration.

        Expenses (which exclude taxes) as a percentage of average net assets for the nine month period ended July 31, 2006 were 0.36%, compared to 0.39% for the same nine-month period in 2005. For the twelve months ended July 31, 2006, the operating expense ratio was 0.49% compared to 0.50% for the prior twelve-month period.

Liquidity and Capital Resources

        Virtually all of Central Fund's assets are gold and silver bullion that are readily liquidable.

        However, Central Fund holds cash reserves primarily for the payment of operating expenses, and Class A share dividends. Should Central Fund not have sufficient cash to meet its needs, a nominal portion of Central Fund's bullion holdings may be sold to fund tax and dividend payments, provide working capital, and pay for redemptions, if any, of Class A shares.

        For the nine months ended July 31, 2006, Central Fund's cash reserves increased by $1,096,905 to $11,292,284. The increase was a result of the cash portion retained from the proceeds of the public offering completed in April, 2006, offset by amounts used to pay expenses, taxes and the Class A share dividend. The Administrator and senior officers monitor Central Fund's cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

Recent Development and Subsequent Event

        The Canadian Federal 2006 Budget has accelerated the elimination of the federal large corporations capital tax retroactive to January 1, 2006. As this tax has been a significant expense to Central Fund, its elimination is a positive benefit to the Company and its cash position (see note 7 to financial statements).

        On August 3, 2006, the Company through a public offering issued 7,150,000 Class A shares (see note 8 to financial statements).

Forward–looking Observations

        Changes in the market prices of gold and silver impact the net asset value per Class A share. Assuming as a constant exchange rate the rate which existed on July 31, 2006 of $1.1309 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.41 per share or Cdn. $0.47 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.37 per share or Cdn. $0.42 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.79 per share or Cdn. $0.89 per share.

Additional Information

        This MD&A was prepared on August 9, 2006. Additional information relating to the Company, including its Annual Information Form, is available on the SEDAR website at www.sedar.com.

Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	July 31 2006	October 31 2005
Net assets:
Gold bullion, at market, average cost $257,296,231 (2005: $246,833,606) (note 2)	$402,944,470	291,672,631
Silver bullion, at market, average cost $227,805,197 (2005: $216,589,467) (note 2)	364,335,561	240,510,890
Marketable securities, at market average cost — $89,430 (2005: $89,430)	84,798	65,954
Interest-bearing cash deposits	11,292,284	10,195,379
Prepaid insurance, interest receivable and other (note 7)	314,282	76,477

	778,971,395	542,521,331
Accrued liabilities	(574,825)	(576,925)
Dividends payable	—	(942,963)

Net assets representing shareholders' equity	$778,396,570	541,001,443

Represented by:
Capital stock (note 3)
97,504,532 (2005: 94,296,320) Class A shares issued	$479,103,071	452,654,090
40,000 Common shares issued	19,458	19,458

	479,122,529	452,673,548
Contributed surplus (note 4)	17,115,207	19,595,783
Retained earnings inclusive of unrealized appreciation of investments	282,158,834	68,732,112

	$778,396,570	541,001,443

Net asset value per share:
Class A shares	$7.98	5.74
Common shares	$4.98	2.74

Net asset value per share expressed in Canadian dollars:
Class A shares	$9.03	6.77
Common shares	$5.63	3.23
Exchange rate: U.S. $1.00 = Cdn.	$1.1309	1.1801

On behalf of the Board:
"Douglas E. Heagle" Director	"Philip M. Spicer" Director

See accompanying notes to financial statements.

Statement of Changes in Net Assets
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2006	2005	2006	2005
Net assets at beginning of period	$541,001,443	418,349,579	$821,629,616	497,367,329
Add (deduct):
Net income (loss)	210,946,146	(1,612,077)	(43,233,046)	274,173
Net issuance of Class A shares	26,448,981	80,904,000	—	—

Increase (decrease) in net assets during the period	237,395,127	79,291,923	(43,233,046)	274,173

Net assets at end of period	$778,396,570	497,641,502	$778,396,570	497,641,502

Statement of Income (Loss)
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2006	2005	2006	2005
Income:
Interest	$324,900	234,144	$147,483	129,942
Dividends	390	894	130	130
Unrealized appreciation (depreciation) of investments	213,426,722	716,046	(42,860,454)	962,155

	213,752,012	951,084	(42,712,841)	1,092,227

Expenses:
Administration fees (note 5)	1,461,830	1,154,645	527,257	381,843
Safekeeping, insurance & bank charges	652,859	310,400	238,436	156,336
Shareholder information	137,396	139,827	25,677	23,243
Stock Exchange fees	90,739	70,468	—	297
Directors' fees and expenses	76,356	72,942	24,086	25,108
Legal fees (note 5)	72,695	79,646	6,458	11,145
Registrar and transfer agent fees	54,261	57,917	23,904	10,642
Accounting fees	40,326	29,909	11,933	9375
Miscellaneous	1,335	886	351	275
Foreign currency exchange loss (gain)	389	29,530	(6,555)	(1,602)

Total expenses	2,588,186	1,946,170	851,547	616,662

Net income (loss) before income taxes	211,163,826	(995,086)	(43,564,388)	475,565
Income taxes (note 7)	(217,680)	(616,991)	331,342	(201,392)

Net income (loss)	$210,946,146	(1,612,077)	$(43,233,046)	274,173

Net income (loss) per share:
Class A shares	$2.21	(.02)	$(0.45)	.00
Common shares	$2.21	(.02)	$(0.45)	.00

See accompanying notes to the financial statements.

Statement of Retained Earnings
(expressed in U.S. dollars, unaudited)

	Nine months ended July 31		Three months ended July 31
	2006	2005	2006	2005
Retained earnings:
Balance at beginning of period	$68,732,112	22,940,214	$325,019,288	22,694,105
Net income (loss)	210,946,146	(1,612,077)	(43,233,046)	274,173

	279,678,258	21,328,137	281,786,242	22,968,278
Transferred from contributed surplus (note 4)	2,480,576	2,328,123	372,592	687,982

Balance at end of period	$282,158,834	23,656,260	$282,158,834	23,656,260

See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS
For the nine months ended July 31, 2006
(amounts expressed in U.S. dollars unless otherwise stated)

1.     Summary of accounting policies:

  The accounting policies used in the preparation of these unaudited interim financial statements conform with those presented in Central Fund's October 31, 2005 audited annual financial statements. These interim financial statements do not include all of the disclosures included in the annual financial statements and accordingly should be read in conjunction with the annual financial statements.

2.     Gold and Silver Bullion:

  Details of gold and silver bullion holdings at July 31, 2006, are as follows:

Holdings	Gold		Silver
100 & 400 fine oz bars	631,544	1000 oz bars	31,601,942
Certificates	5,522	Certificates	245,572

Total fine ounces	637,066	Total ounces	31,847,514

Market Value:	Per Fine Ounce		Per Ounce
October 31, 2005	U.S. $	470.75	U.S. $	7.765
July 31, 2006	U.S. $	632.50	U.S. $	11.440

3.     Capital stock:

  The authorized share capital consists of an unlimited number of Class A non-voting shares without nominal or par value and 50,000 Common shares without nominal or par value.

  There were 97,504,532 Class A shares which are retractable and 40,000 Common shares issued and outstanding at July 31, 2006.

  On April 27, 2006, the Company, through a public offering issued 3,208,212 Class A shares for proceeds of $26,948,981 net of underwriting fees of $1,122,874. Costs relating to this public offering were approximately $500,000 and net proceeds were approximately $26,448,981.

  The Company used the net proceeds from this public offering to purchase 17,475 fine ounces of gold at a cost of $10,462,625 and 873,800 ounces of silver at a cost of $11,215,730, both in physical bar form. The balance of $4,770,626, was retained by the Company in interest-bearing cash deposits for working capital purposes.

  On November 3, 2004, the Company, through a public offering issued 15,000,000 Class A shares for proceeds of $81,504,000 net of underwriting fees of $3,396,000. Costs relating to this public offering were $561,304 and net proceeds were $80,942,696.

  The Company used the net proceeds from this public offering to purchase 96,000 fine ounces of gold at a cost of $40,790,400 and 4,800,000 ounces of silver at a cost of $35,376,000, both in physical bar form except for 67 ounces of gold which were received in certificate form. The balance of $4,776,296, was retained by the Company in interest-bearing cash deposits for working capital purposes.

4.     Contributed Surplus and Retained Earnings:

  Contributed surplus is used to eliminate any deficit that may arise from net losses before unrealized appreciation (depreciation) of investments and on the payment of the Class A shares' stated dividend per share. Accordingly, $2,480,576 (2005, $2,328,123) was transferred from contributed surplus on July 31, 2006 and 2005 representing the net loss before unrealized appreciation (depreciation) of investments for the nine months then ended. This change does not affect the net asset value of the Company.

5.     Related party transactions and fees:

  For the nine months ended July 31, 2006, the Company incurred fees totaling $71,398 (2005: $55,311) to legal firms of which two of the Company's directors are partners, and $1,461,830 (2005: $1,154,645) to the Administrator, the Central Group Alberta Ltd. The Board is of the opinion that these services were undertaken under the same terms and conditions as services with unrelated parties.

  Of the $574,825 balance in accrued liabilities at July 31, 2006, $172,823 (2005: $137,091) relates to the July administration fee payable to the Administrator.

  For such services, the Company pays an administrative and consulting fee, payable monthly, that was from 1996 to October 31, 2005 at an annual rate of 1/2 of one percent based on the Company's net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000.

  Effective November 1, 2005, an Amended and Restated Administrative and Consulting Agreement reduced the annual administrative and consulting fee schedule for at least the next ten year term to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars.

6.
Principal differences between Canadian and United States generally accepted accounting principles:

  There are no differences between United States and Canadian generally accepted accounting principles which would require a reconciliation in the financial statements of Central Fund.

7.     Income taxes:

  The Canadian Federal 2006 Budget has accelerated the elimination of the federal large corporations capital tax retroactive to January 1, 2006.

  The Company has paid instalments for the nine months ending July 31, 2006. These financial statements reflect an estimated tax recoverable of $256,878 for the period January 1 to July 31, 2006.

8.     Subsequent event:

  On August 3, 2006, the Company through a public offering issued 7,150,000 Class A shares for proceeds of $58,344,000 net of underwriting fees of $2,431,000. Costs relating to the offering were approximately $600,000 and net proceeds were approximately $57,744,000.

  The Company used the net proceeds from this public offering to purchase 42,960 fine ounces of gold at a cost of $27,395,623 and 2,148,000 ounces of silver at a cost of $24,549,000, both in physical bar form. The balance of approximately $5,800,000, was retained by the Company in interest-bearing cash deposits for working capital purposes.

9.     Comparative figures:

  Certain figures for the comparative preceding period have been reclassified.

Corporate Information

Directors
John S. Elder Q.C. (C)
Douglas E. Heagle (A)(C)(I)(L)
Ian M.T. McAvity (E)(I)
Michael A. Parente CMA, CFP (A)(I)
Robert R. Sale (A)(C)(I)
Dale R. Spackman Q.C. (E)
J.C. Stefan Spicer (E)
Philip M. Spicer (E)
Malcolm A. Taschereau (A)(C)(I)	Officers
Philip M. Spicer, Chairman
Dale R. Spackman Q.C., Vice-Chairman
J.C. Stefan Spicer, President & CEO
John S. Elder Q.C., Secretary
Catherine A. Spackman CMA, Treasurer
Teresa E. Poper, Assistant Treasurer

 Advisors to the Administrator
Ian M.T. McAvity, Toronto, Ontario — Market Analyst
Dr. Hans F. Sennholz, Grove City, PA — Monetary Advisor
(A)
—     Member of Audit Committee
(C)
—     Member of Corporate Governance Committee
(E)
—     Member of Executive Committee
(I)
—     May be regarded as an independent director under Canadian Securities Administrators' rules.
(L)
—     Lead Director

Administrator The Central Group Alberta Ltd. Calgary, Alberta	Auditors Ernst & Young LLP Calgary and Toronto
Banker Canadian Imperial Bank of Commerce at Calgary, Alberta	Custodian Canadian Imperial Bank of Commerce at Calgary, Toronto and Vancouver
Legal Counsel Fraser Milner Casgrain LLP, Toronto, Ontario Parlee McLaws LLP, Calgary, Alberta	Registrar and Transfer Agents Mellon Investor Services LLC, New York CIBC Mellon Trust Company at Calgary, Montreal, Toronto and Vancouver

Share Ownership Certificates

        Certificates of share ownership registered in shareholders' names at their own addresses for delivery to them for their own safekeeping may be obtained upon the request of holders and payment of any applicable fees to the relevant Registrar and Transfer Agent of the Company.

Head Office Hallmark Estates Suite 805, 1323-15th Avenue S.W. Calgary, Alberta T3C 0X8 Telephone (403) 228-5861 Fax (403) 228-2222	Shareholder and Investor Inquiries Administrator, P.O. Box 7319 Ancaster, Ontario L9G 3N6 Telephone (905) 648-7878 Fax (905) 648-4196

Website: www.centralfund.com
E-mail: info@centralfund.com

Portfolio at July 31, 2006

Class A Shares Stock Exchange Listings

	Electronic Ticker Symbols	Newspaper Quote Symbols
American Stock Exchange	CEF	CFCda
The Toronto Stock Exchange	CEF.A in CDN$ CEF.U in U.S.$	CFund A

Net Asset Value Information

The net asset value per Class A share is calculated daily and is available at www.centralfund.com or by calling the Administrator's Investor Inquiries office at (905) 648-7878 or by sending an email to info@centralfund.com.
The Thursday net asset value is published on a regular basis in several financial newspapers among which are the following:

In the United States (figures published in U.S. $):

•
Wall Street Journal
•
Barrons
•
New York Times

In Canada (figures published in Canadian $):

•
Globe and Mail Report on Business
•
National Post, Financial Post Section

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SIGNATURES
EXHIBIT INDEX CENTRAL FUND OF CANADA LIMITED Exhibits to Form 6-K 3rd Quarter Report at July 31, 2006
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